March 24, 2006

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance-Disclosure Operations
100 F Street, NE
Washington, D.C.  20549

Re:	Westwood Holdings Group, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
	File No. 1-31234

Dear Mr. Nolan:

	This letter is in response to your letter of review of our Form 10-K for the fiscal year ended December 31, 2005. For your convenience, we have repeated your comments, with each of your requests in bold and quotes, followed by our response.

"Note 2. Summary of Significant Accounting Policies, page F-9

1. We note your disclosure on page F-9 that advisory and trust fees are generally payable in advance on a calendar quarter basis and that advance payments are deferred and recognized over the periods services are performed. Please provide us with the following information:"

* "quantify the amount of advisory and trust fee deferred revenue as of each period presented;"

o We do not have a significant amount of deferred revenue due to the fact that revenue from clients billed quarterly in advance is earned and recognized fully during a given quarter. The deferred revenue we have is due to clients that are billed on an off-quarter period, a billing period that spans quarter end dates. We had two such clients as of December 31, 2004 and one as of December 31, 2005.

The following table displays our deferred revenue amounts in whole dollars:

                                   As of December 31,
                                   ------------------
           Deferred revenue          2005      2004
           ----------------------  -------   --------
           Advisory fees                -     $11,007
           Trust fees               $7,380      6,333
                                   -------   --------
           Total deferred revenue   $7,380    $17,340

* "tell us the line item of your consolidated balance sheets in which deferred revenue was presented;"

o Deferred revenue is included within "Other current liabilities" on our consolidated balance sheets for the periods presented.

* "quantify the extent to which your advisory and trust fees are payable in advance instead of as incurred;"

o The following table displays our advisory and trust fees payable in advance for the last three years.

                                              For the year ended December 31,
                                              -------------------------------
  Advanced billed revenue                        2005       2004       2003
  -----------------------------------------   ---------   --------   --------
  Advisory fees billed in advance (in 000's)     $5,832     $5,907    $5,817
    As a percentage of total advisory fees          42%        45%       42%

  Trust fees billed in advance (in 000's)        $6,864     $5,591    $4,524
    As a percentage of total trust fees             98%        96%       94%

* "tell us when you generally bill clients in advance for advisory and trust fees (e.g. first day of the calendar quarter, last day of quarter preceding the calendar quarter billed)."

o We bill our quarterly advanced paying clients during the first month of each calendar quarter based on the assets under management as of the last day of the preceding calendar quarter. A minority of our clients are billed monthly in advance, we bill these clients monthly based on the assets under management as of the last day of the preceding calendar month.


Westwood Holdings Group, Inc. ("the Company") acknowledges that:

* The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
* Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
* The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


     We fully support the Division of Corporation Finance's mission to assist filers with compliance with applicable disclosure requirements and to enhance the overall disclosures in filings and would be happy to provide additional information to the degree you deem it necessary.

Sincerely,

/S/ BRIAN O. CASEY

Brian O. Casey
Chief Executive Officer and President

cc:  Lisa Haynes, Staff Accountant
     Michael D. Fisher, Deloitte & Touche LLP